UNITED STATES                                  OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION                 OMB Number:  3235-0058
     WASHINGTON,  D.C. 20549
                                                   Estimated average burden
          FORM 12b-25                               hours per response.....2.50

                                                          SEC FILE NUMBER
   NOTIFICATION OF LATE FILING                               0-21922

                                                           CUSIP NUMBER
                                                            042769109

(CHECK ONE):/ / FORM 10-K / / Form 20-F/ / Form 11-K/XX/Form 10-Q/ / Form N-SAR

           For period ended:  September 30, 1997
                             ------------------------
           [ ] Transition  Report on Form 10-K
           [ ]  Transition  Report on Form 20-F
           [ ]  Transition  Report on Form 11-K
           [ ]  Transition Report on Form 10-Q
           [ ] Transition Report on Form N-SAR

           For the Transition Period ended:

--------------------------------------------------------------------------------

  READ INSTRUCTIONS (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.
      Nothing in this form shall be construed to imply that the commission has verified any information contained herein.

 If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

--------------------------------------------------------------------------------

PART I - REGISTRANT INFORMATION

Full Name of Registrant

         Arrow Transportation Co.
--------------------------------------------------------------------------------

Former Name if applicable


--------------------------------------------------------------------------------

Address of Principal Executive Office (STREET AND NUMBER)

         10145 N. Portland Rd.
--------------------------------------------------------------------------------

City, State and Zip Code

         Portland, OR 97203
--------------------------------------------------------------------------------


PART II - RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or espense;

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed
[XX] due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED)

PERT III -- NARRATIVE

On June 2, 1997, the Registrant's only wholly-owned subsidiary, Arrow Transportation Co. of Delaware filed a petition for Reorganization under Chapter 11 of the U.S. Bankruptcy Code. During the third quarter of 1997 the company attempted to reorganize its business under Chapter 11. The requirements were:
(1) A new labor agreement with the Teamsters Union which would allow the company to improve its competetive position enabling it to compete effectively against non-union competitors. (2) A recapitalization of the company's subsidiary from the infusion of new equity capital. (3) A restructuring of all of its debt and lease obligations on terms which would enable the company to generate a positive cash flow. (4) Resolution of the pre-bankruptcy litigation and claims against the company and its subsidiary.

The most critical component to a successful reorganization was item (1) above, a new labor agreement with the Teamster's Union. Requirements numbers (2) and (3) were dependent upon achieving a labor agreement that would have enabled the company to compete effectively and operate profitably. The company's negotiations with the Teamsters were unable to achieve this most critical requirement as the Teamsters refused to agree to a new productivity-based labor agreement. Given the company was unable to reach agreement with the Teamsters Union on a new labor agreement, the Bankruptcy Court approved, pursuangt to
Section 363 of the Bankruptcy Code, a sale of substantially all the assets of the company to Matlack, Inc. on September 25, 1997. The company discontinued operations after the sale and is liquidating its assets under Bankruptcy Court supervision.

The sale of substantially all the assets of its only subsidiary to Matlack, Inc. and the cessation of operations and the termination of almost all employees of the company has created delays in preparation of the consolidated financial statements for the third quarter ended September 30, 1997. As of November 13, 1997 the statements are not yet complete.

PART IV - OTHER INFORMATION

(1)Name and telephone number of person to contact in regard to this notification

   William J. Stanners, Jr.              503                   240-4351
------------------------------      ------------     ---------------------------
          (Name)                     (Area Code)          (Telephone Number)


(2)Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).
                                                                  [ X]Yes [ ] No

--------------------------------------------------------------------------------

(3)Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  [X]Yes [  ] No

   If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

   Company discontinued operations.  See Part III.
--------------------------------------------------------------------------------

                            Arrow Transportation Co.

                --------------------------------------------
                (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date Novenber 13, 1997                           By /s/ William J. Stanners, Jr.
     -----------------                             -----------------------------


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with this form.

                               CRIMINAL ATTENTION
           INTENTIONAL MISSTATEMENTS OR OMISSSIONS OF FACT CONSTITUTE
                    FEDERAL VIOLATIONS (SEE 18 U.S.C. 1001).


                               GENERAL INFORMATION

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the securities and Exchange
     Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public reord in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25, but need not restate information that has been correctly furnished. The form shall be clearly identified as an emended notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.